Consent of Independent Registered Public Accounting Firm

The Board of Directors

MACC Private Equities Inc.:

We consent to the use of our report dated December 28, 2009 with respect to the balance sheets of September 30, 2009 and 2008, including the schedule of investments and the related statements of operations, changes in net assets, and cash flows for each of the years in the three-year period ended September 30, 2009, and the financial highlights for each of the years in the five-year period ended September 30, 2009 included in the Preliminary Prospectus dated April 13, 2010 for the issuance of 821,541 shares of common stock of MACC Private Equities Inc.

Our report dated December 28, 2009 contains an explanatory paragraph that states that the Company does not have sufficient cash on hand to meet current obligations, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the Preliminary Prospectus.

/s/  KPMG LLP

San Diego, California

April 14, 2010